FORUM MERGER II CORPORATION

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

July 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: William Mastrianna

Re:	Forum Merger II Corporation

Draft Registration Statement on Form S-1

Submitted June 1, 2018

CIK No. 0001741231

Dear Mr. Mastrianna:

Forum Merger II Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 27, 2018, regarding our Registration Statement on Form S-1 being filed simultaneously herewith (the “Registration Statement”).

For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response.

Draft Registration Statement on Form S-1

Business Strategy, page 3

1.	Please disclose whether you have identified any specific private equity funds with which you intend to collaborate.

We have complied with the Staff's request and disclosed that we have not identified any specific private equity funds with which we intend to collaborate, on pages 2 and 75 of the Registration Statement.

General

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we have provided such written communications under a separate cover. We confirm that potential investors have not, and will not, retain copies of any such communications.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ David Boris
David Boris Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Winston & Strawn LLP